SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Wells Real Estate Investment Trust, Inc.

(Name of Subject Company (Issuer))

Lex-Win Acquisition LLC, The Lexington Master Limited
Partnership, Lexington Realty Trust, WRT Realty, L.P
and Winthrop Realty Trust

(Names of Filing Persons) (Offerors)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

949906101

(CUSIP Number of Class of Securities)

Michael L. Ashner	David J. Heymann
c/o Winthrop Realty Trust	Post Heymann & Koffler LLP
Two Jericho Plaza Wing A	Two Jericho Plaza, Wing A
Suite 111	Suite 211
Jericho, New York 11753	Jericho, New York 11753
Tel: 212-822-0022	Tel: 516-681-3636
Fax: 212-433-2777	Fax: 516-433-2777

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee
$225,000,000	$6,908

*                                         For purposes of the filing fee only assumes the purchase of 25,000,000 shares at a purchase price of $9.00 per share in cash.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,908

Form or Registration No.: SC TO-T

Filing Party: Lex-Win Acquisition LLC

Date Filed: _May 25, 2007

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Lex-Win Acquisition LLC (the “Purchaser”) with the Securities and Exchange Commission on May 25, 2007 to purchase up to 25,000,000 shares of common stock (the “Shares”) in Wells Real Estate Investment Trust, Inc. (the “Corporation”), as set forth in the Schedule TO.

The Schedule TO is hereby amended as follows:

Item 12.  Exhibits

(a)(7)                       Press Release dated May 29, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEX-WIN ACQUISTION LLC

By:	The Lexington Master Limited Partnership Member

	By:	Lex GP-1 Trust General Partner

	By:	/s/ Michael L. Ashner
Michael L. Ashner
Chief Executive Officer

THE LEXINGTON MASTER LIMITED PARTNERSHIP

By:	Lex GP-1 Trust General Partner

	By:	/s/ Michael L. Ashner
Michael L. Ashner
Chief Executive Officer

LEX GP-1 TRUST

By:	/s/ Michael L. Ashner
Michael L. Ashner
Chief Executive Officer

LEXINGTON REALTY TRUST

By:	/s/ T. Wilson Eglin
T. Wilson Eglin
Chief Executive Officer

WRT REALTY, L.P.

By:	Winthrop Realty Trust General Partner

	By:	/s/ Peter Braverman
Peter Braverman
President

WINTHROP REALTY TRUST

By:	/s/ Peter Braverman
Peter Braverman
President

Dated:  May 29, 2007

EXHIBIT INDEX

Exhibit No.	Description
(a)(7)	Press Release dated May 29, 2007*

*              Filed herewith.